FOR IMMEDIATE RELEASE

MICROMEM FILES INTERIM FINANCIALS and GRANTS OPTIONS

TORONTO, CANADA, March 28, 2008 -- Micromem Technologies Inc., ("Micromem") (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), has filed its interim financial statements for the period ended January 31, 2008, together with the Management's Discussion & Analysis on SEDAR and EDGAR. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

The Company also announces that between March 3, 2008 and March 12, 2008 its Board of Directors approved the granting of an aggregate of 695,000 incentive stock options to certain directors and key consultants of the Company. Of the total grant, 350,000 were granted pursuant to the appointment of a new director. These options have exercise prices ranging between $1.01 and $1.20 per share. Of these Options, 595,000 will vest immediately; the remaining options will vest pursuant to the stock option agreement. These stock options are exercisable according to the terms of the Company's stock option plan and will expire five years from the grant date.

For further information contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 77,220,575
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem's filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.